SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) August 10, 2006

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 2.02   Results of Financial Operations

On August 10, 2006, the Company issued a news release announcing its operating results for second quarter and first half of 2006.

Item 7.01   Regulation FD Disclosure

The Company is planning a conference call and webcast on August 11, 2006 at 11:00 EDT. The slide presentation which will be used on this webcast are attached herewith as Exhibit 99.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

The news release is filed herewith as Exhibit 99.1 and incorporated herein by reference.

Slides presentation for webcast is filed herewith as Exhibit 99.2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

_____

Petroleum Development Corporation

Date August 11, 2006

By /s/ Darwin L. Stump
      Darwin L. Stump
      Chief Financial Officer